UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (AMENDMENT NO. 15)
                 (INCLUDING A RESTATEMENT OF SCHEDULE 13D
                AND AMENDMENTS NOS. 1 THROUGH 14 THERETO) *

                    Coca-Cola Bottling Co. Consolidated
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 191098102
                              (CUSIP Number)

                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                              (404) 676-2121
                              With a Copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 17, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No. 191098102

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Coca-Cola Company
     58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [   ]
                                                       (b) [ X ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES         2,488,497 shares of Common Stock, $1.00 par value per share
BENEFICIALLY
  OWNED BY    8  SHARED VOTING POWER
   EACH          None
 REPORTING
  PERSON      9  SOLE DISPOSITIVE POWER
   WITH          2,488,497 shares of Common Stock, $1.00 par value per share

             10  SHARED DISPOSITIVE POWER
                 None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,488,497 shares of Common Stock, par value $1.00 per share

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     33.99%

14   TYPE OF REPORTING PERSON*
     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Coca-Cola Bottling Co. Consolidated, a Delaware corporation ("Consolidated"). The principal executive offices of Consolidated are located at 1900 Rexford Road, Charlotte, North Carolina 28211.


ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, a Delaware corporation, having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121.

     The Coca-Cola Company is the largest manufacturer and distributor of soft drink concentrates and syrups in the world. The Minute Maid Company (formerly known as Coca-Cola Foods), a division of The Coca-Cola Company, is the world's largest processor of packaged citrus products.

     Certain information with respect to the directors and executive officers of The Coca-Cola Company is set forth in Exhibit A (99) attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     Neither The Coca-Cola Company nor, to the best of its knowledge, any director, executive officer or controlling person of The Coca-Cola Company has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either The Coca-Cola Company or any director, executive officer or controlling person of The Coca-Cola Company was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following is a chronological list of responses to Item 3 from the original Schedule 13D filing through all amendments, including Amendment No. 15 first filed today.

SCHEDULE 13D DATED MAY 7, 1987, FILED WITH THE COMMISSION ON MAY 18, 1987

     On May 7, 1987, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated entered into a stock purchase agreement dated as of May 7, 1987 (the "Stock Purchase Agreement"), a copy of which is set forth as Exhibit B hereto, which provides for the purchase by The Coca-Cola Company of 1,355,009 shares of Common Stock and 269,183 shares of

     Class B Common Stock, $1.00 par value per share (the "Class B Common Stock"), of Consolidated (the aggregate shares of Common Stock and Class B Common Stock to be purchased by The Coca-Cola Company are hereinafter referred to collectively as the "Purchased Shares"), which will constitute 20% of the total outstanding Common Stock and Class B Common Stock, respectively, and 20% of the voting power of Consolidated.

     The aggregate consideration for the Purchased Shares (exclusive of expenses, including legal fees) is $62,531,392, or a price per share of $38.50. The funds required for such purpose will be obtained from the working capital of The Coca-Cola Company and will be paid to Consolidated at the closing of the transactions contemplated by the Stock Purchase Agreement.

     Pursuant to the Stock Purchase Agreement, The Coca-Cola Company agreed not to sell, assign, transfer or otherwise dispose of all or any of its shares of Common Stock or Class B Common Stock for five years from the date of the Stock Purchase Agreement (unless required to do so by court order or law), not to purchase or acquire additional shares of Common Stock or Class B Common Stock except as contemplated or provided in the Stock Purchase Agreement, and not to sell or otherwise dispose of shares of Class B Common Stock without converting them into Common Stock. The Coca-Cola Company granted Consolidated a right of first refusal with respect to any sale, assignment, transfer or other disposition by The Coca-Cola Company of the Purchased Shares and Consolidated granted The Coca-Cola Company certain "piggy-back" and demand registration rights with respect to such shares. Consolidated has the right for a period of five years from the date of the closing under the Stock Purchase Agreement to accrue any dividends due to The Coca-Cola Company on its Common Stock or Class B Common Stock, such accrued amounts being payable not later than the fifth anniversary of the closing under the Stock Purchase Agreement with interest from the third through the fifth years. The Stock Purchase Agreement contains provisions intended to maintain The Coca-Cola Company's proportionate 20% interest in the Common Stock and Class B Common Stock, and its proportionate 20% voting interest in Consolidated represented by such shares.

     The Coca-Cola Company was also given the right to have its nominee (who shall be reasonably acceptable to Consolidated) seated on Consolidated's Board of Directors as promptly as practicable after the closing under the Stock Purchase Agreement, and to have such person (or a successor) nominated and elected at each subsequent election of Consolidated's directors. The Coca-Cola Company's right to such board representation shall continue so long as The Coca-Cola Company holds, directly or indirectly, at least l5% of the total voting power of all classes of common stock of Consolidated.

     Furthermore, The Coca-Cola Company, J. Frank Harrison and J. Frank Harrison, III also entered into a Voting Agreement dated May 7, 1987 (the "Voting Agreement"), a copy of which is set forth as Exhibit C hereto, as described in Item 5 below.

     The closing of the transactions contemplated by the Stock Purchase Agreement is subject to the prior satisfaction of certain specified conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt by Consolidated of a fairness opinion of Salomon Bros. Inc.


AMENDMENT NO. 1 TO SCHEDULE 13D DATED JUNE 26, 1987, FILED WITH THE COMMISSION ON JULY 15, 1987

     Item 3 is hereby amended by adding the following:

     On June 26, 1987, The Coca-Cola Company acquired, pursuant to the stock purchase agreement dated as of May 7, 1987 (the "Stock Purchase Agreement") between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ("Consolidated"), 1,355,033 shares of Common Stock (the "Common Stock") and 269,158 shares of Class B Common Stock, $1.00 par value per share (the "Class B Common Stock"), of Consolidated (the aggregate shares of Common Stock and Class B Common Stock to be purchased by The Coca-Cola Company are hereinafter referred to collectively as the "Purchased Shares"), which represent 20% of the outstanding Common Stock and Class B Common Stock, respectively, and 20% of the voting power of Consolidated.

     The aggregate consideration for the Purchased Shares (exclusive of expenses, including legal fees) was $62,531,353.50, or a price per share of $38.50.

     Pursuant to the Stock Purchase Agreement, The Coca-Cola Company designated M. Douglas Ivester, Senior Vice President and Chief Financial Officer of The Coca-Cola Company, as its representative on the Board of Directors of Consolidated and it is expected that Mr. Ivester will be appointed to the Board at its next meeting, scheduled for early August 1987.


AMENDMENT NO. 3 TO SCHEDULE 13D DATED DECEMBER 23, 1988, FILED WITH THE COMMISSION ON DECEMBER 27, 1988

       Item 3 is hereby amended by adding the following:

       On December 23, 1988, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ("Consolidated") entered into a Letter of Intent (the "Letter"), pursuant to which The Coca-Cola Company expressed its intent to acquire an additional 1,100,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Consolidated (the additional shares of Common Stock to be purchased by The Coca-Cola Company are hereinafter referred to as the "Purchased Shares"). Upon consummation of the acquisition of the Purchased Shares, The Coca-Cola Company will beneficially own 2,455,033 shares of Common Stock (or approximately 31.16% of the outstanding shares of Common Stock at December 23, 1988) and 269,158 shares of Class B Common Stock, par value $1.00 per share ("Class B Common Stock") (or approximately 20% of the outstanding shares of Class B Common Stock at December 23, 1988), of Consolidated, representing in the aggregate approximately
       22.57% of the total voting power of all outstanding capital stock of Consolidated. As previously disclosed, The Coca-Cola Company has granted an irrevocable proxy to J. Frank Harrison and/or J. Frank Harrison, III with respect to its shares of Class B Common Stock and on December 17, 1988 entered into a Shareholder's Agreement with the Harrisons and certain other shareholders of Consolidated which provided that The Coca-Cola Company would have rights of first refusal and purchase obligations in certain circumstances with respect to the shares of Common Stock and Class B Common Stock owned by the other parties to the Shareholder's Agreement.

       Pursuant to the Letter, The Coca-Cola Company would transfer to Consolidated all outstanding shares of capital stock of The Coca-Cola Bottling Company of West Virginia, Inc., a Delaware corporation (the "Bottler"), in exchange for the Purchased Shares and the cash payment by Consolidated to The Coca-Cola Company of $2,000,000. In addition, the acquisition of the Purchased Shares is conditioned upon the execution by Consolidated and its subsidiaries of The Coca-Cola Company's 1987 Bottle Contract. The 1987 Bottle Contract would provide that Consolidated and its subsidiaries purchase their entire requirements of concentrates and syrups for Coca-Cola trademark beverages from The Coca-Cola Company at prices and with terms of payment and other terms and conditions of supply as determined from time to time by The Coca-Cola Company. The 1987 Bottle Contract would be perpetual, subject to termination by The Coca-Cola Company in the event of a default, and would not be assignable. Events of default would include (i) the bottler's insolvency, dissolution, receivership or the like; (ii) any disposition by the bottler or any of its bottler subsidiaries of any voting securities of any bottler subsidiary without the consent of The Coca-Cola Company; and (iii) any material breach of any obligation under the 1987 Bottle Contract. If the 1987 Bottle Contract is terminated, then The Coca-Cola Company would also have the right to terminate the bottle contracts of all other bottlers controlled by the terminated bottler.

       In addition, the Letter provides that in the event that the Adjusted Working Capital (as defined in the Letter) of the Bottler as of the closing date of the transactions contemplated by the Letter is less than $5,850,000, then The Coca-Cola Company will pay to the Bottler an amount in cash equal to the amount of the deficiency, and if the Adjusted Working Capital as of such date exceeds $5,850,000, then Consolidated will pay to The Coca-Cola Company an amount in cash equal to such excess. Consolidated shall also pay to The Coca-Cola Company the amount of any intercompany balances due from the Bottler to The Coca-Cola Company in cash at closing. The funds required for the transactions contemplated by the Letter will be obtained from the working capital of The Coca-Cola Company.

       The closing of the transactions contemplated by the Letter is subject to negotiation of a definitive acquisition agreement; completion of a satisfactory due diligence review of the Bottler by Consolidated; the prior satisfaction of certain specified conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (with respect both to the acquisition by The Coca-Cola Company of the Purchased Shares and the acquisition by Consolidated of the Bottler); the execution by Consolidated and its subsidiaries of The Coca-Cola Company's 1987 Bottle Contract and related agreements; and other customary conditions. The definitive acquisition agreement will provide for the termination thereof if the closing of the transactions contemplated thereby does not occur by January 30, 1989.

       It is anticipated that the definitive acquisition agreement will provide (i) for certain indemnification of Consolidated by The Coca-Cola Company for breaches of The Coca-Cola Company's representations and warranties in the definitive acquisition agreement, to the extent (except for those matters described in (ii) and (iii) below) that the aggregate amount of resulting losses exceeds $100,000 on an after tax basis, up to the aggregate amount of $600,000 on an after tax basis; (ii) for losses or expenses arising out of or relating to certain violations, if any, of antitrust laws by the Bottler or the Bottler's underground storage tanks; and (iii) for certain tax liabilities of the Bottler. The Coca-Cola Company shall have the option to elect to satisfy any claims for indemnification by Consolidated by returning shares of Common Stock to Consolidated, valued at 110% of the $38.50 price per share paid by The Coca-Cola Company for such shares pursuant to the Stock Purchase Agreement dated as of May 7, 1987 between The Coca-Cola Company and Consolidated (the "Stock Purchase Agreement").

       It is also anticipated that the definitive acquisition agreement will provide for certain indemnification of The Coca-Cola Company by Consolidated for certain losses or expenses arising out of or relating to certain violations, if any, of antitrust laws by Consolidated or Consolidated's underground storage tanks. Consolidated shall have the option at its election to satisfy any claims for indemnification by issuing additional shares of Consolidated capital stock to The Coca-Cola Company, valued for that purpose at 110% of the $38.50 price per share paid by The Coca-Cola Company pursuant to the Stock Purchase Agreement.

       The Letter provides that the Stock Purchase Agreement would be amended to provide that (i) the Purchased Shares would be entitled to the same registration rights applicable to shares currently held by The Coca-Cola Company; (ii) The Coca-Cola Company would have a preemptive right to maintain an equity interest of 29.54% in Consolidated's capital stock (provided that, in the event that Consolidated exercises its call option described below, such percentage will be adjusted to reflect The Coca-Cola Company's new ownership level following the exercise of such option); and (iii) the rights of Consolidated to limit the ownership interests of The Coca-Cola Company in the equity and voting power of Consolidated shall apply only to the extent that The Coca-Cola Company's equity interest exceeds 30.54% or its voting interest exceeds 23.53% (provided that, in the event that Consolidated exercises its call option described below, such percentages will be adjusted to reflect The Coca-Cola Company's new ownership level following the exercise of such option).

       The Letter further provides that the definitive acquisition agreement will include a provision granting to Consolidated a call option with respect to that number of shares of Common Stock equal to the number of shares which, if purchased from The Coca-Cola Company, would reduce The Coca-Cola Company's ownership of the equity of Consolidated to 20% (such shares being referred to hereinafter as the "Option Shares"). Such call option would be exercisable by Consolidated from the sixth anniversary of the closing of the transactions provided for under the Letter through the thirtieth anniversary, by delivery of written notice of exercise (an "Option Notice"). Consolidated may exercise its option with respect to all or part of the Option Shares, but it may not deliver an Option Notice with respect to less than 25% of the Option Shares. Consolidated shall not be permitted to deliver more than one Option Notice in any 12-month period or more than a total of 12 Option Notices during the term of the call option.

       The purchase price payable for shares purchased pursuant to such call option would be established as follows: If Consolidated and The Coca-Cola Company have not established a mutually agreeable price for the shares within 30 days of the receipt by The Coca-Cola Company of an Option Notice, then Consolidated would propose a nationally recognized investment banking firm to appraise the Option Shares. If The Coca-Cola Company accepts the proposed investment banker, then that investment banker would appraise the Option Shares. Upon receipt of the appraisal, the Consolidated Board of Directors would review the appraisal and determine whether Consolidated elects to purchase at the appraised price. If Consolidated determined to proceed with the purchase, then it would so notify The Coca-Cola Company and the purchase price would be the appraised price. If The Coca-Cola Company disapproved the investment banker proposed by Consolidated, then The Coca-Cola Company would select a nationally recognized investment banking firm to provide a second appraisal, and the two investment banking firms would simultaneously appraise the Option Shares. The purchase price, determined on a per share basis, would be equal to the average of the two investment banking firms' appraisals. Upon receipt of the two appraisals, the Board of Directors of Consolidated would determine whether or not it elects to proceed with the purchase at the established price. Any appraisal done by an investment banking firm would be based upon a valuation method generally accepted in the bottling industry, including the discounted free cash flow method of valuation taking into account historical financial information and expected future growth trends, but such appraisal would in no event take into account the trading price of Consolidated shares on NASDAQ or on any securities exchange. Notwithstanding the foregoing, the price per share paid by Consolidated for shares acquired pursuant to its call option shall in no event be less than $42.50 per share (subject to appropriate adjustment to reflect changes in Consolidated's capital structure); provided that such minimum price shall not apply to shares purchased by Consolidated in excess of the 1,100,000 shares to be acquired by The Coca-Cola Company in the proposed transaction.

       In the event that Consolidated exercises its call option described above and, within one year after the exercise of such option, all of the issued and outstanding capital stock of Consolidated is acquired in a transaction in which the consideration per share of Common Stock to be received by shareholders of Consolidated exceeds the purchase price per share paid by Consolidated to The Coca-Cola Company pursuant to the exercise of such call option, then The Coca-Cola Company would be entitled to receive an additional amount for the shares purchased by Consolidated equal to the difference between the price actually paid by Consolidated for such shares and the price that The Coca-Cola Company would have received had such shares not been purchased by Consolidated.

       The call option shall automatically expire prior to the end of its stated term at such time as the Harrisons no longer exercise voting control over Consolidated.

       The Letter states that, consistent with the terms of the Stock Purchase Agreement, the definitive acquisition agreement will provide that (i) The Coca-Cola Company will not transfer its shares of Common Stock acquired in the proposed transaction during the five year period following the closing of the proposed transaction;
       (ii) the shares acquired by The Coca-Cola Company will be subject to the right of first refusal of Consolidated provided for in
       Section 7.1 of the Stock Purchase Agreement; and (iii) during the five-year period following the closing of the proposed transaction, Consolidated may elect to accrue rather than pay dividends declared on the shares of Common Stock acquired in the proposed transaction; provided, however, that all such accrued dividends will be paid not later than the fifth anniversary of the closing of the proposed transaction, together with accrued interest thereon calculated at prime (except that no interest shall be payable with respect to accrued dividend balances for the two-year period following the closing of the proposed transaction). The existing rights of The Coca-Cola Company and Consolidated under the Stock Purchase Agreement have previously been described in this Schedule 13D.

       The Letter provides that prior to the consummation of the transactions contemplated by the Letter, each of The Coca-Cola Company and Consolidated will cause the respective businesses of Bottler and Consolidated to be operated in the normal course and Consolidated will not, and The Coca-Cola Company will not permit the Bottler to, (i) sell, transfer or otherwise dispose of, or enter into any agreement to sell, transfer or otherwise dispose of, any of the respective assets of Bottler or Consolidated other than sales and dispositions in the ordinary course of business;
       (ii) incur, create, or become obligated with respect to any liabilities or obligations outside the ordinary course of business;
       (iii) incur any indebtedness for borrowed money (provided that Consolidated shall be permitted to incur indebtedness for borrowed money in the ordinary course of its business in an aggregate amount not to exceed $220,000,000, plus the amount of any indebtedness incurred by Consolidated to finance bottler acquisitions after the date of the Letter and prior to closing with the consent of The Coca-Cola Company (which consent will not be unreasonably withheld)); (iv) issue any shares of capital stock (except as contemplated herein); or (v) enter into any agreement to purchase or supply goods or services other than agreements entered into in the ordinary course of business.

       The Voting Agreement dated May 7, 1987 among J. Frank Harrison, Jr.,
       J. Frank Harrison, III and The Coca-Cola Company, and the related irrevocable proxy granted by The Coca-Cola Company with respect to its shares of Class B Common Stock to J. Frank Harrison, Jr. and
       J. Frank Harrison, III, or either of them, are proposed to be amended in connection with the execution of the definitive acquisition agreement to provide that the irrevocable proxy would include to shares of Common Stock held by The Coca-Cola Company, as well as to shares of Class B Common Stock, and that the proxy would be granted to J. Frank Harrison, III during his lifetime, and thereafter to J. Frank Harrison, Jr.

       No assurance can be given that the proposed transaction provided for in the Letter will be consummated in whole or in part, or that if consummated it will be undertaken on the terms set forth above.


AMENDMENT NO. 4 TO SCHEDULE 13D DATED JANUARY 27, 1989, FILED WITH THE COMMISSION ON JANUARY 31, 1989

        Item 3 is hereby amended by adding the following:

        On January 27, 1989, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ("Consolidated") executed and delivered an Acquisition Agreement (the "Acquisition Agreement") providing for the acquisition by The Coca-Cola Company of an additional 1,100,000 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Consolidated and simultaneously consummated the transactions provided for thereunder. As a result of the acquisition of the 1,100,000 shares of Common Stock (the "Purchased Shares"), The Coca-Cola Company now beneficially owns 2,455,033 shares of Common Stock (or approximately 31.32% of the outstanding shares of Common Stock at January 27, 1989) and 269,158 shares of Class B Common Stock, par value $1.00 per share ("Class B Common Stock") (or approximately 20% of the outstanding shares of Class B Common Stock at January 27, 1989), of Consolidated, representing in the aggregate approximately 22.59% of the total voting power of all outstanding capital stock of Consolidated.

        As previously disclosed, on May 27, 1987 The Coca-Cola Company granted an irrevocable proxy to J. Frank Harrison and/or J. Frank Harrison, III with respect to its shares of Class B Common Stock. Concurrently with the execution and delivery of the Acquisition Agreement, such proxy was canceled, and The Coca-Cola Company granted an irrevocable proxy to J. Frank Harrison, III, during his lifetime, and to J. Frank Harrison thereafter, with respect to all shares of Common Stock and Class B Common Stock owned by The Coca-Cola Company.

        Pursuant to the Acquisition Agreement, The Coca-Cola Company transferred to Consolidated all outstanding shares of capital stock of The Coca-Cola Bottling Company of West Virginia, Inc., a Delaware corporation (the "Bottler"), in exchange for the Purchased Shares and the cash payment by Consolidated to The Coca-Cola Company of $2,000,000. In addition, Consolidated and each of its wholly-owned subsidiaries executed The Coca-Cola Company's 1987 Bottle Contract (the "1987 Bottle Contract"). The 1987 Bottle Contracts provide that Consolidated and its wholly owned subsidiaries purchase their entire requirements of concentrates and syrups for Coca-Cola trademark beverages from The Coca-Cola Company at prices and with terms of payment and other terms and conditions of supply as determined from time to time by The Coca-Cola Company. The 1987 Bottle Contracts are perpetual, subject to termination by The Coca-Cola Company in the event of a default, and are not assignable. Events of default include
        (i) the bottler's insolvency, dissolution, receivership or the like; (ii) any disposition by the bottler or any of its bottler subsidiaries of any voting securities of any bottler subsidiary without the consent of The Coca-Cola Company; and (iii) any material breach of any obligation under the bottler's 1987 Bottle Contract. If any 1987 Bottle Contract is terminated, then The Coca-Cola Company would also have the right to terminate the bottle contracts of all other bottlers controlled by the terminated bottler.

        The Acquisition Agreement provides for certain purchase price adjustments following the closing. First, in the event that the Adjusted Working Capital (as defined in the Acquisition Agreement) of the Bottler as of the closing date (January 27, 1989) is less than $4,850,000, then The Coca-Cola Company will pay to the Bottler an amount in cash equal to the amount of the deficiency, and if the Adjusted Working Capital as of such date exceeds $4,850,000, then Consolidated will pay to The Coca-Cola Company an amount in cash equal to such excess. In addition, the Acquisition Agreement provides that, if the Operating Cash Flow of Consolidated for 1989 (as defined in the Acquisition Agreement) is less than $63,100,000, then Consolidated will pay to The Coca-Cola Company $1,000,000 in cash by April 1, 1990. If, however, the Operating Cash Flow of Consolidated for 1989 is equal to or greater than $63,100,000, then The Coca-Cola Company will pay to Consolidated $1,000,000 in cash by April 1, 1990.

        The Acquisition Agreement provides for certain indemnification of Consolidated by The Coca-Cola Company for (i) breaches of The Coca-Cola Company's representations and warranties in the Acquisition Agreement, to the extent (except for those matters described in (ii) and (iii) below) that the aggregate amount of resulting losses exceeds $100,000 on an after-tax basis, up to the aggregate amount of $600,000 on an after-tax basis; (ii) for losses or expenses arising out of or relating to (a) certain violations, if any, of antitrust laws by the Bottler or (b) the Bottler's underground storage tanks; and (iii) for certain tax liabilities of the Bottler. The Coca-Cola Company has the option to elect to satisfy any claims for indemnification by Consolidated by returning shares of Common Stock to Consolidated, valued at 110% of the $38.50 price per share paid by The Coca-Cola Company for such shares pursuant to the Stock Purchase Agreement dated as of May 7, 1987 between The Coca-Cola Company and Consolidated (the "Stock Purchase Agreement").

        The Acquisition Agreement also provides for certain indemnification of The Coca-Cola Company by Consolidated for certain losses or expenses arising out of or relating to (i) certain violations, if any, of antitrust laws by Consolidated, (ii) Consolidated's underground storage tanks or (iii) breaches of representations and warranties of Consolidated in the Acquisition Agreement. Consolidated has the option at its election to satisfy any claims for indemnification by issuing additional shares of Consolidated capital stock to The Coca-Cola Company, valued for that purpose at 110% of the $38.50 price per share paid by The Coca-Cola Company pursuant to the Stock Purchase Agreement.

        In connection with the Acquisition Agreement, The Coca-Cola Company and Consolidated executed and delivered a Stock Rights and Restrictions Agreement, dated January 27, 1989 (the "Stock Rights and Restrictions Agreement"), setting forth certain rights and restrictions applicable to shares of Consolidated's capital stock owned by The Coca-Cola Company. The provisions of the Stock
        Rights and Restrictions Agreement are applicable to shares acquired by The Coca-Cola Company pursuant to the Stock Purchase Agreement (the "Initial Shares") and to the Purchased Shares acquired pursuant to the Acquisition Agreement. The provisions of the Stock Rights and Restrictions Agreement supersede the provisions of the Stock Purchase Agreement relating to the rights and restrictions on shares of Consolidated stock held by The Coca-Cola Company (which provisions have been described previously in this Form 13D).

        Under the Stock Rights and Restrictions Agreement, during the five-year period beginning on (i) June 26, 1987, in the case of the Initial Shares, and (ii) January 27, 1989, in the case of the Purchased Shares, Consolidated may elect to accrue rather than pay dividends declared on shares held by The Coca-Cola Company; provided, however, that all such dividends must be paid not later than the last day of the respective five-year period, together with accrued interest thereon calculated at the prime rate as defined herein (except that no interest is payable with respect to accrued dividend balances for the first two years of the respective five-year period).

        The Stock Rights and Restrictions Agreement grants to Consolidated a call option with respect to that number of shares of Common
        Stock equal to the number of shares which, if purchased from The Coca-Cola Company, would reduce The Coca-Cola Company's ownership of the equity of Consolidated to 20% (such shares being referred to hereinafter as the "Option Shares"). Such call option is exercisable by Consolidated from the sixth anniversary of the closing of the transactions provided for under the Acquisition Agreement through the thirtieth anniversary, by delivery of written notice of exercise (an "Option Notice"). Consolidated may exercise its option with respect to all or part of the Option Shares, but it may not deliver an Option Notice with respect to less than 25% of the Option Shares. Consolidated is not permitted to deliver more than one Option Notice in any 12-month period or more than a total of 12 Option Notices during the term of the call option.

        The purchase price payable for shares purchased pursuant to such call option would be established as follows: If Consolidated and The Coca-Cola Company have not established a mutually agreeable price for the shares within 30 days of the receipt by The Coca-Cola Company of an Option Notice, then Consolidated would propose a nationally recognized investment banking firm to appraise the Option Shares. If The Coca-Cola Company accepts the proposed investment banker, then that investment banker would appraise the Option Shares. Upon receipt of the appraisal, the Consolidated Board of Directors would review the appraisal and determine whether Consolidated elects to purchase at the appraised price. If Consolidated determined to proceed with the purchase, then it would so notify The Coca-Cola Company and the purchase price would be the appraised price. If The Coca-Cola Company disapproved the investment banker proposed by Consolidated, then The Coca-Cola Company would select a nationally recognized investment banking firm to provide a second appraisal, and the two investment banking firms would simultaneously appraise the Option Shares. The purchase price, determined on a per share basis, would be equal to the average of the two investment banking firms' appraisals. Upon receipt of the two appraisals, the Board of Directors of Consolidated would determine whether or not it elects to proceed with the purchase at the established price. Any appraisal done by an investment banking firm would be based upon a valuation method generally accepted in the bottling industry, including the discounted free cash flow method of valuation taking into account historical financial information and expected future growth trends, but such appraisal would in no event take into account the trading price of Consolidated shares on NASDAQ or on any securities exchange. Notwithstanding the foregoing, the price per share paid by Consolidated for shares acquired pursuant to its call option would in no event be less than $42.50 per share (subject to appropriate adjustment to reflect changes in Consolidated's capital structure); provided that such minimum price would not apply to shares purchased by Consolidated that had been acquired by The Coca-Cola Company pursuant to the exercise of its preemptive rights to maintain its percentage of equity ownership of Consolidated.

        In the event that Consolidated exercises its call option described above and, within one year after the exercise of such option, all of the issued and outstanding capital stock of Consolidated is acquired in a transaction in which the consideration per share of Common Stock to be received by shareholders of Consolidated exceeds the purchase price per share paid by Consolidated to The Coca-Cola Company pursuant to the exercise of such call option, then The Coca-Cola Company would be entitled to receive an additional amount for the shares purchased by Consolidated equal to the difference between the price actually paid by Consolidated for such shares and the price that The Coca-Cola Company would have received had such shares not been purchased by Consolidated.

        The call option automatically expires prior to the end of its stated term at such time as the Harrisons no longer exercise voting control over Consolidated.

        In the event that, due to conversions of outstanding shares of Class B Common Stock into shares of Common Stock or otherwise, The Coca-Cola Company at any time owns 30.67% or more of the outstanding shares of all classes of common stock or 23.59% or more of the total votes of all outstanding shares of all classes of Consolidated, then The Coca-Cola Company has agreed to negotiate in good faith for the sale of the shares in excess of 29.67% to Consolidated and will exchange that number of shares of Class B Common Stock owned by The Coca-Cola Company for shares of Common Stock so that The Coca-Cola Company thereafter will own not less than 20% (nor more than 21%) of the outstanding shares of Class B Common Stock and hold not less than 22.59% (nor more than 23.59%) of the total votes of all outstanding shares of all classes of Consolidated.

        The Stock Rights and Restrictions Agreement also provides that The Coca-Cola Company (i) will hold the Initial Shares until at least June 26, 1992 and will hold the Purchased Shares until at least January 27, 1994, (ii) will not transfer shares of Class B common stock without first converting them into shares of common stock, and (iii) will not purchase or acquire additional shares of Consolidated's stock without the consent of Consolidated or as otherwise provided in the Stock Rights and Restrictions Agreement. Moreover, Consolidated has a right of first refusal with respect to all shares of Consolidated stock held by The Coca-Cola Company (except that The Coca-Cola Company is permitted to transfer shares to a wholly-owned subsidiary free of such right of first refusal).

        The Stock Rights and Restrictions Agreement also provides The Coca-Cola Company with the following rights: (i) The Coca-Cola Company has certain rights commencing on June 26, 1992, in the case of Initial Shares, and January 27, 1994 in the case of the Purchased Shares to require registration of such shares under applicable securities laws and to include such shares in certain registration statements filed by Consolidated; (ii) The Coca-Cola Company has a contractual preemptive right to maintain its ownership of 29.67% of the outstanding shares of common stock of all classes and 22.59% of the total votes of all outstanding shares of all classes of Consolidated (provided, that the percentages set forth above will be reduced to reflect any shares voluntarily disposed of by The Coca-Cola Company or acquired by Consolidated pursuant to the exercise of its call option described above); (iii) The Coca-Cola Company has the right to convert shares of Common Stock into shares of Class B Common Stock in order to maintain its ownership of 20% of the outstanding shares of Class B Common Stock and 20% of the total votes of all outstanding shares of all classes of Consolidated and (iv) The Coca-Cola Company has the right to nominate a person to serve as The Coca-Cola Company's representative on the Board of Directors of Consolidated as long as The Coca-Cola Company owns 15% of the total voting power of all classes of Common Stock of Consolidated, and Consolidated will use its best efforts to cause such designee to be a member of Consolidated's Board of Directors.

        The Voting Agreement dated May 7, 1987 among J. Frank Harrison, Jr., J. Frank Harrison, III and The Coca-Cola Company, and the related irrevocable proxy granted by The Coca-Cola Company with respect to its shares of Class B Common Stock to J. Frank Harrison, Jr. and J. Frank Harrison, III, or either of them, have been terminated pursuant to a Termination Agreement dated
        January 27, 1989. A new Voting Agreement dated as of January 27, 1989 (the "Voting Agreement") has been entered into by The Coca-Cola Company, J. Frank Harrison, J. Frank Harrison, III and Reid M. Henson as Trustee under certain trusts (collectively, the "Harrisons"). Pursuant to such Voting Agreement, The Coca-Cola Company has granted to J. Frank Harrison, III, during his lifetime, and thereafter to J. Frank Harrison, The Coca-Cola Company's irrevocable proxy with respect to all of its shares of Common Stock and Class B Common Stock. The irrevocable proxy relates not only to voting for the election of directors of Consolidated but also to voting on any matter as to which holders of Common Stock or Class B Common Stock are entitled to vote; provided, however, that the Harrisons will not be entitled to vote such shares with respect to any merger, consolidation, sale of substantially all of its assets, any other corporate reorganization or other similar corporate transaction involving Consolidated, as a result of which the Harrisons would not exercise voting control as a resulting entity or The Coca-Cola Company would not have an equity interest in the resulting entity. In addition, as in the prior Voting Agreement, The Coca-Cola Company has agreed to support the control of Consolidated by the Harrison family and cooperate in good faith with the Harrisons with respect thereto. Under the Voting Agreement, the Harrisons have agreed to vote all of their stock in order to nominate and elect as a director of Consolidated one person designated by The Coca-Cola Company. The Coca-Cola Company has agreed to give good faith consideration to any proposal by the Harrisons to purchase the shares of Consolidated stock held by The Coca-Cola Company, but the Voting Agreement expressly states that the obligation to give good faith consideration to such proposal does not create any legally binding option or right to purchase shares held by The Coca-Cola Company. The Coca-Cola Company has further agreed that, in the event that the Harrisons are unable to vote their shares of Class B Common Stock, J. Frank Harrison, III and in the event of his death, J. Frank Harrison, have the option to purchase shares of Class B Common Stock held by The Coca-Cola Company for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from May 7, 1987 (after taking into account dividends and other distributions previously received thereon).

AMENDMENT NO. 5 TO SCHEDULE 13D DATED APRIL 18, 1991, FILED WITH THE COMMISSION ON APRIL 19, 1991

     Item 3 is hereby amended, and is hereby further amended and restated by this Amendment No. 15, as follows:

     Pursuant to the Stock Purchase Agreement, dated May 7, 1987, between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ("Consolidated"), the current designated representative of The Coca-Cola Company to the Consolidated Board of Directors is David L. Kennedy, Senior Vice President of the Coca-Cola USA Division of The Coca-Cola Company.


AMENDMENT NO. 6 TO SCHEDULE 13D DATED DECEMBER 16, 1991, FILED WITH THE COMMISSION ON DECEMBER 18, 1991

     Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

     The Coca-Cola Company and Coca-Cola Financial Corporation, a
     Delaware corporation and a wholly-owned subsidiary of The Coca-Cola Company ("CCFC"), presently intend that if the proposed acquisition by CCFC of shares of preferred stock of Consolidated and the proposed bridge loan and letter of credit facility to be provided to Consolidated by CCFC, which are described in Item 4 of this
     Schedule 13D, are consummated, the funds required for such acquisition and such loan would be obtained through the issuance by CCFC of short-term commercial paper obligations or medium term notes to various financial institutions and other qualified investors.


AMENDMENT NO. 7 TO SCHEDULE 13D DATED DECEMBER 20, 1991, FILED WITH THE COMMISSION ON DECEMBER 23, 1991

     Item 3 is amended and supplemented by adding to the information previously filed under this item the following:

     The funds required for the acquisition by Coca-Cola Financial Corporation, a wholly-owned subsidiary of The Coca-Cola Company ("CCFC"), of 25,000 newly issued shares of Series B Senior Cumulative Non-Convertible Preferred Stock of Consolidated and the $230,000,000 bridge loan and letter of credit facility made available by CCFC to Consolidated, which are described in Item 4 of this Schedule 13D, were obtained through the issuance by CCFC of short-term commercial paper obligations and medium term notes.

AMENDMENT NO. 12 TO SCHEDULE 13D DATED JUNE 15, 1993, FILED WITH THE COMMISSION ON JUNE 16, 1993

     Working capital will provide the funds used by The Coca-Cola
     Company for the purchase of shares of common stock of Coca-Cola Bottling Co. Consolidated referred to in Item 6.


ITEM 4.   PURPOSE OF TRANSACTION.

The following is a chronological list of responses to Item 4 from the original Schedule 13D filing through all amendments, including Amendment No. 15 first filed today.

SCHEDULE 13D DATED MAY 7, 1987, FILED WITH THE COMMISSION ON MAY 18, 1987

     The purpose of the acquisition of the Purchased Shares is to enable The Coca-Cola Company to make an equity investment in Consolidated. The Coca-Cola Company believes that the acquisition of the Purchased Shares is an advantageous investment for The Coca-Cola Company and is also beneficial to Consolidated, which will apply the purchase price for the Purchased Shares to reduce its outstanding indebtedness. Except for the acquisition of the Purchased Shares, and the other actions contemplated by the Stock Purchase Agreement (including the right of The Coca-Cola Company to nominate one member of the Board of Directors of Consolidated and to maintain its 20% equity and voting interest), the actions contemplated by the Voting Agreement and as set forth below, The Coca-Cola Company has no plans or proposals which relate to or would result in:

     i) The acquisition of additional securities of Consolidated, or the disposition of securities of Consolidated;

     ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Consolidated or any of its subsidiaries;

     iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

     iv) Any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

     v) Any material change in the present capitalization or dividend policy of Consolidated;

     vi) Any other material change in Consolidated's business or corporate structure;

     vii) Any change in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

     viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

     ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

     x)    Any action similar to any of those enumerated above.

     The Coca-Cola Company has made a proposal and is engaged in negotiations with Consolidated regarding the acquisition (through its Canadian subsidiary, Coca-Cola Ltd.) from Consolidated of all of the outstanding stock of C.C. Bottling Co. Consolidated Ltd., the Coca-Cola bottler for the Vancouver, British Columbia territory. Such negotiations are not conditioned on or related to the acquisition of the Purchased Shares by The Coca-Cola Company.


AMENDMENT NO. 2 TO SCHEDULE 13D DATED DECEMBER 17, 1988, FILED WITH THE COMMISSION ON DECEMBER 22, 1988

     Item 4 is hereby amended by adding the following:

     On December 17, 1988, The Coca-Cola Company, J. Frank Harrison,
     J. Frank Harrison, III, and four Harrison family-related trusts listed on Attachment A hereto (collectively, the "Harrisons") entered into a Shareholder's Agreement dated December 17, 1988 (the "Agreement").
     The Agreement, which terminates on December 16, 1998, provides that none of the Harrisons shall transfer any shares of Common Stock, par value $1.00 per share (the "Common Stock"), or Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Consolidated owned by them (other than transfers to certain family members, trusts, similar transferees and permitted pledgees) without first offering such shares to The Coca-Cola Company for purchase on the same terms and conditions as contemplated in the proposed third party sale, and The Coca-Cola Company shall have 30 days from the date notice of the proposed sale is given to exercise its right of first refusal. In the event a proposed sale is not consummated within 30 days after the expiration of the 30-day period in which The Coca-Cola Company had the option to exercise its right of first refusal (or, if longer, within ten days after receipt of any required regulatory approvals), the shares shall then again be subject to The Coca-Cola Company's right of first refusal under the Agreement. The Agreement provides that in the event any offer is made which, if consummated, would result in a change in control of Consolidated, or the sale of all or substantially all of the assets of Consolidated, and the Harrisons or their permitted transferees under the Agreement intend to vote, as shareholders, in favor of such transaction, then the Company will be entitled to exercise the foregoing right of first refusal with respect to such proposed transaction.

     In the event the Harrisons effect a transfer of shares of Common Stock or Class B Common Stock other than in accordance with the terms of The Coca-Cola Company's right of first refusal, then, in addition to any other remedies it may have, The Coca-Cola Company shall have the option to purchase such shares from the transferees to whom the shares have been sold (or any subsequent holder) for an amount in cash equal to 85% of the fair market value of the consideration paid by the transferee for the shares.

     The Agreement states that the Harrisons collectively own an aggregate of 712,796 shares of Common Stock (10.52% of the outstanding Common Stock) and 1,048,524 shares of Class B Common Stock (78.09% of the outstanding Class B Common Stock). The Coca-Cola Company has been advised by the Harrisons that, at December 16, 1988, J. Frank Harrison is the owner of 712,796 shares of Common Stock (10.5% of the outstanding Common Stock) and 712,796 shares of Class B Common Stock (53.08% of the outstanding Class B Common Stock) (in addition,
     Mr. Harrison has the right to vote an aggregate of 530,519 shares of Common Stock held by certain trusts and individuals, 235,186 shares of Class B Common Stock held by a trust and, pursuant to an irrevocable proxy granted by The Coca-Cola Company, 269,158 shares of Class B Common Stock); J. Frank Harrison, III is the owner (as custodian of his minor children) of 403 shares of Common Stock (less than 1% of the outstanding Common Stock) and (as custodian) 260 shares of Class B Common Stock (less than 1% of the outstanding Class B Common Stock) (in addition, Mr. Harrison has the right, pursuant to an irrevocable proxy granted by The Coca-Cola Company, to vote 269,158 shares of Class B Common Stock); and the four trusts that are parties to the Agreement own an aggregate of 335,728 shares of Class B Common Stock (25% of the outstanding Class B Common Stock).

     At any time after December 17, 1993 and prior to December 16, 1998, the Harrisons have the right under the Agreement to cause The Coca-Cola Company from time to time to purchase all or part (but not less than 100,000 shares) of the shares of Common Stock and Class B Common Stock then owned by them (as well as shares held by certain family members, trusts, similar transferees and permitted pledgees) for an aggregate purchase price of $75 million (for the 712,796 shares of Common Stock and 1,048,524 shares of Class B Common Stock owned by the Harrisons at the date of the Agreement), or a per share purchase price of $42.5817, which purchase price shall be subject to
     (i) reduction to reflect extraordinary cash or property distributions (other than normal quarterly dividends in light of Consolidated's results of operations) on the shares to be purchased, and to reflect the number of shares which are not to be purchased by The Coca-Cola Company, and (ii) increase to reflect any additional shares owned by the Harrisons (as well as certain family members, trusts, similar transferees and permitted pledgees) above those held at the date of the Agreement (as such original number of shares may be incremented, adjusted or converted pursuant to any stock split, stock dividend, recapitalization, reorganization or the like) which are to be purchased by The Coca-Cola Company at the same per share price as the shares held at the date of the Agreement, provided that the additional shares (exclusive of shares issued pursuant to a stock split, stock dividend, recapitalization, reorganization or the like) shall not be in excess of 10% of the original number of shares held at the date of the Agreement.

     In addition, pursuant to the Agreement, the Voting Agreement dated
     May 7, 1987 (the Voting Agreement") among The Coca-Cola Company and the Harrisons was amended to provide that the irrevocable proxy granted to the Harrisons by The Coca-Cola Company in connection with the Voting Agreement would terminate at such time as (i) J. Frank Harrison (or any executor or trustee under his will) and/or J. Frank Harrison, III do not collectively own all of the 712,796 shares of Class B Common Stock owned by J. Frank Harrison at the date of the Agreement or (ii) the trusts which are parties to the Agreement collectively hold less than 50% of the shares of Class B Common Stock held by them, in the aggregate, at the date of the Agreement. The Voting Agreement had originally provided for termination of the proxy at such time as J. Frank Harrison and/or J. Frank Harrison, III do not collectively vote shares of Common Stock or Class B Common Stock representing in the aggregate at least 15% of the total voting power of all classes of the capital stock of Consolidated.

     In the Agreement, the Harrisons expressed their commitment to remain actively involved and interested in the management and operations of Consolidated during the term of the Agreement, subject to the rights and obligations of Consolidated's Board of Directors and to the maintenance of satisfactory employment and other contractual arrangements.

     The Agreement was entered into by The Coca-Cola Company to encourage the Harrisons to continue their ownership of the Common Stock and Class B Common Stock and to continue to provide management to Consolidated. Except as set forth above in this Item 4, as set forth below in Item 5, or as previously disclosed in this Schedule 13D, The Coca-Cola Company has no plans or proposals which relate to or would result in:

     (i) The acquisition of additional securities of Consolidated, or the disposition of securities of Consolidated;

     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Consolidated or any of its subsidiaries;

     (iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

     (iv) Any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

     (v) Any material change in the present capitalization or dividend policy of Consolidated;

     (vi) Any other material change in Consolidated's business or corporate structure;

     (vii) Any change in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

     (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

     (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (x)    Any action similar to any of those enumerated above.

                               ATTACHMENT A

                                               SECURITY OWNERSHIP*
    TITLE OF TRUST                                          CLASS B
  (NAMES OF TRUSTEES)                      COMMON STOCK   COMMON STOCK

1.  Trust under Agreement of Anne L.
    Carter dated 12/19/66 for
    benefit of J. Frank Harrison,              None          33,314
    III (J. Frank Harrison, III,
    Reid M. Henson)                                          (2.48%)

2.  Trust under Agreement of Anne L.
    Carter dated 12/19/66 for benefit          None          33,314
    of Deborah Harrison (J. Frank
    Harrison, III, Reid M. Henson)                           (2.48%)

3.  Trust under Agreement of Anne L.
    Carter dated 2/2/67 for benefit of         None         235,786
    J. Frank Harrison, III (J. Frank
    Harrison, III, Reid M. Henson)                          (17.56%)

4.  Trust under Agreement of J. Frank
    Harrison, III for benefit of
    Harrison Family dated 10/13/88             None          33,314
    (J. Frank Harrison, III,
    Reid M. Henson)                                          (2.48%)

* Amount in parentheses reflects percentage of outstanding shares of such class represented by such shares.


AMENDMENT NO. 3 TO SCHEDULE 13D DATED DECEMBER 23, 1988, FILED WITH THE COMMISSION ON DECEMBER 27, 1988

       Item 4 is hereby amended by adding the following:

       The purpose of the acquisition of the Purchased Shares is to enable The Coca-Cola Company to increase its equity investment in

       Consolidated in exchange for the transfer by The Coca-Cola Company to Consolidated of all outstanding shares of capital stock of the Bottler, and the cash payment by Consolidated to The Coca-Cola Company of $2,000,000. The Coca-Cola Company believes that the acquisition of the Purchased Shares is an advantageous investment for The Coca-Cola Company. Except for the acquisitions by Consolidated of the Bottler, and by The Coca-Cola Company of the Purchased Shares, and the other actions contemplated by the Letter (including the right of The Coca-Cola Company to maintain its equity and voting interests in Consolidated), or as previously disclosed in this Schedule 13D, The Coca-Cola Company has no plans or proposals which relate to or would result in:

       (i) The acquisition of additional securities of Consolidated, or the disposition of securities of Consolidated;

       (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Consolidated or any of its subsidiaries;

       (iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

       (iv) Any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

       (v) Any material change in the present capitalization or dividend policy of Consolidated;

       (vi) Any other material change in Consolidated's business or corporate structure;

       (vii) Any change in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

       (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

       (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

       (x)    Any action similar to any of those enumerated above.


AMENDMENT NO. 4 TO SCHEDULE 13D DATED JANUARY 27, 1989, FILED WITH THE COMMISSION ON JANUARY 31, 1989

     Item 4 is hereby amended by adding the following:

        The purpose of the acquisition of the Purchased Shares was to enable The Coca-Cola Company to increase its equity investment in Consolidated on the basis provided in the Acquisition Agreement. Except for the actions contemplated by the Stock Rights and Restrictions Agreement (including the right of The Coca-Cola Company to maintain its equity and voting interests in Consolidated) and the Voting Agreement, or as previously disclosed in this Schedule 13D, The Coca-Cola Company has no plans or proposals which relate to or would result in:

        (i) The acquisition of additional securities of Consolidated, or the disposition of securities of Consolidated;

        (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Consolidated or any of its subsidiaries;

        (iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

        (iv) Any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

        (v) Any material change in the present capitalization or dividend policy of Consolidated;

        (vi) Any other material change in Consolidated's business or corporate structure;

        (vii) Any change in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

        (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association;

        (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to
               Section 12(g)(4) of the Exchange Act; or

        (x)    Any action similar to any of those enumerated above.


AMENDMENT NO. 5 TO SCHEDULE 13D DATED APRIL 18, 1991, FILED WITH THE COMMISSION ON APRIL 19, 1991

     Item 4 is hereby amended, and is hereby further amended and restated by this Amendment No. 15, as follows:

     Pursuant to the Stock Purchase Agreement, dated May 7, 1987, between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ("Consolidated"), the current designated representative of The Coca-Cola Company to the Consolidated Board of Directors is David L. Kennedy, Senior Vice President of the Coca-Cola USA Division of The Coca-Cola Company.


AMENDMENT NO. 6 TO SCHEDULE 13D DATED DECEMBER 16, 1991, FILED WITH THE COMMISSION ON DECEMBER 18, 1991

     Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

     CCFC has delivered a term sheet to Consolidated (the "Preferred
     Stock Term Sheet") in connection with a possible acquisition by CCFC of up to $50,000,000 of senior cumulative preferred stock of Consolidated, only in the event that Consolidated consummates a proposed transaction (the "Proposed Transaction") in which Consolidated would acquire all of the outstanding shares of common stock of Sunbelt Coca-Cola Bottling Company, Inc. ("Sunbelt") in exchange for cash and debentures of Consolidated. In addition, CCFC has delivered to Consolidated a term sheet (the "Loan Term Sheet") concerning a possible bridge loan and letter of credit facility in the principal amount of up to $230,000,000 to be provided by CCFC to Consolidated only in the event of the consummation of the Proposed Transaction.

     Under the Preferred Stock Term Sheet, if the Proposed Transaction is consummated on terms reasonably satisfactory to CCFC, Consolidated would issue to CCFC up to $50,000,000 of senior cumulative preferred stock (the "Preferred Stock"). The Preferred Stock would rank pari passu with all other classes of preferred stock issued by Consolidated. For the period from the issuance of the Preferred Stock through June 30, 1993, dividends on the Preferred Stock would be payable quarterly in cash at a rate of eight percent per annum, and after June 30, 1993, the dividend rate would increase to sixteen percent per annum. The Preferred Stock would be nonvoting (except with respect to certain extraordinary transactions) unless cumulative dividends remained unpaid for six consecutive quarters. The closing of the issuance of the Preferred Stock would be subject to (i) the consummation of the Proposed Transaction on terms reasonably satisfactory to CCFC; (ii) the obtaining by Consolidated of financing acceptable to CCFC for the refinancing of Sunbelt's existing indebtedness; (iii) the review and approval by CCFC of definitive agreements; (iv) the approval of the Board of Directors of CCFC; and
     (v) the satisfaction of other customary conditions. As the sole shareholder of CCFC, The Coca-Cola Company would be deemed to be a beneficial owner of the Preferred Stock upon the acquisition of the Preferred Stock by CCFC. Consolidated has indicated to CCFC that it is in general agreement with the terms set forth in the Preferred Stock Term Sheet. A copy of the Preferred Stock Term Sheet is attached hereto as Exhibit I and is incorporated herein by reference.

     CCFC also has delivered the Loan Term Sheet in connection with a possible bridge loan and letter of credit facility to be provided by CCFC in the event of the consummation of the Proposed Transaction on terms reasonably satisfactory to CCFC. Under the Loan Term Sheet, CCFC would provide a bridge loan to Consolidated to refinance the existing indebtedness of Sunbelt, to support additional Sunbelt indebtedness, and to pay transaction, transition and severance costs associated with the Proposed Transaction. Sunbelt currently has outstanding approximately $280 million in indebtedness, including $8 million in indebtedness to CCFC, all of which will be repaid using the proceeds of the bridge loan by CCFC and the issuance of the Preferred Stock. During the period from the closing of the loan through June 30, 1993, interest on the loan would be payable monthly, in arrears at a rate equal to the London Interbank Offered Rate (LIBOR), plus 1%. After June 30, 1993, the amount of the spread above the LIBOR rate would increase by 1/4% each succeeding quarter up to a maximum of 2% immediately prior to the maturity of the loan on June 30, 1994. Consolidated would have the right to repay the loan in whole, or in part in $10,000,000 increments, without penalty or premium at the end of each monthly interest period. In addition, Consolidated would have the right to repay the loan during any monthly interest period if Consolidated compensated CCFC for the losses, damages and expenses of CCFC arising out of such prepayment. It is expected that the definitive loan agreement providing for the loan and the letter of credit facility would contain customary representations, warranties and covenants, including but not limited to, the representations, warranties and covenants contained in Consolidated's other senior debt agreements and that it would contain customary events of default. Consolidated would be obligated to pay a letter of credit fee in an amount equal to 0.25% of the available credit amount per annum, and it would be obligated to pay a facility fee on March 31, 1992 equal to 0.5% of the committed amount and a facility fee on July 1, 1993 equal to 1.0% of the committed amount. The closing of the bridge loan and the letter of credit facility would be subject to (i) the consummation of the Proposed Transaction on terms reasonably satisfactory to CCFC; (ii) receipt of all required governmental, shareholder and third party consents and approvals;
     (iii) the execution of a definitive loan agreement in form and substance satisfactory to CCFC; (iv) the approval of the Board of Directors of CCFC; and (v) the satisfaction of other customary conditions. Consolidated has indicated to CCFC that it is in general agreement with the terms set forth in the Loan Term Sheet. A copy of the Loan Term Sheet is attached hereto as Exhibit J and is incorporated herein by reference.

     Consolidated and Sunbelt have advised The Coca-Cola Company that under the Proposed Transaction Consolidated would purchase all of the outstanding shares of Sunbelt and that approximately $280 million of existing indebtedness of Sunbelt would be refinanced by Consolidated. The Coca-Cola Company and Diverse Products, Ltd. ("Diverse"), an Australian corporation owned indirectly by Coca-Cola Amatil Ltd., an Australian corporation ("CCA") in which The Coca-Cola Company owns approximately 51% of the outstanding voting stock, would receive approximately $4,200,000 for the sale of their ownership interest in Sunbelt.

     The Coca-Cola Company owns shares representing approximately 31.30%
     of the shares of Common Stock of Consolidated and approximately 20.12% of the shares of Class B Common Stock of Consolidated, and The Coca-Cola Company and Diverse together own shares representing approximately 30% of the total equity and voting power of all outstanding capital stock of Sunbelt (with Diverse owning about 27% of the total equity and voting power of Sunbelt). The Coca-Cola Company has indicated to Sunbelt and Consolidated its willingness to approve the Proposed Transaction under the existing bottle contract between The Coca-Cola Company and Sunbelt, subject to review and approval by The Coca-Cola Company of definitive agreements. Although The Coca-Cola Company indirectly owns approximately 51% of the outstanding voting stock of CCA, a majority of the members of the Board of Directors of each of Diverse and CCA are not affiliated with The Coca-Cola Company otherwise than through such Board position, and it is expected that the Board of Directors of Diverse will make an independent determination with respect to whether the sale of its 27% interest in Sunbelt for cash is in the best interests of Diverse and its shareholders.

     Sunbelt and Consolidated have advised The Coca-Cola Company that the closing of the Proposed Transaction would be subject to (i) negotiation of a definitive purchase agreement; (ii) completion of a satisfactory due diligence review of Sunbelt by Consolidated; and
     (iii) the prior satisfaction of certain specified conditions, including the receipt of consents or waivers of Sunbelt's and Consolidated's lenders, and the obtaining by Consolidated of such financing as it deems necessary in its sole discretion, and other customary conditions. Sunbelt and Consolidated have agreed with each other to use their best efforts to close the transaction on December 19, 1991.

     There is no assurance that the Proposed Transaction will be consummated by Sunbelt and Consolidated, and there is no assurance that CCFC and Consolidated will agree upon final terms of, or otherwise consummate, the preferred stock investment, the bridge loan or the letter of credit facility, or that if consummated any such transaction will be undertaken on the terms set forth herein. CCFC is not subject to any binding contractual obligation to make the preferred stock investment or provide the bridge loan, and The Coca-Cola Company is not subject to any binding contractual obligation to approve or support the Proposed Transaction and CCFC and The Coca-Cola Company have reserved the right not to pursue the transactions at any time.

     The purpose of the proposed acquisition of the Preferred Stock by CCFC would be to provide Consolidated with financing in connection with the Proposed Transaction. Except as discussed herein or as previously disclosed in this Schedule 13D, The Coca-Cola Company does not have any plans or proposals which relate to or would result in:

           (i) The acquisition of additional securities of Consolidated, or the disposition of securities of Consolidated;

           (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Consolidated or any of its subsidiaries;

           (iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

           (iv) Any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

           (v) Any material change in the present capitalization or dividend policy of Consolidated;

           (vi) Any other material change in Consolidated's business or corporate structure;

           (vii) Any change in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

           (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

           (x) Any action similar to any of those enumerated above.

     However, The Coca-Cola Company at any time may propose any of the foregoing which it considers desirable.


AMENDMENT NO. 7 TO SCHEDULE 13D DATED DECEMBER 20, 1991, FILED WITH THE COMMISSION ON DECEMBER 23, 1991

     Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

     On December 19, 1991, CCFC executed a Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") providing for the purchase by CCFC of 25,000 newly issued shares of the Series B Senior Cumulative Non-Convertible Preferred Stock, par value $100.00 per share, of Consolidated (the "Preferred Stock") for $50,000,000, in connection with the consummation by Consolidated of the purchase of all of the outstanding shares of common stock of Sunbelt Coca-Cola Bottling Company, Inc. ("Sunbelt") pursuant to an Acquisition Agreement dated as of December 19, 1991 (the "Acquisition Agreement") among Consolidated and the shareholders of Sunbelt. In addition, CCFC executed a Credit Agreement dated as of December 19, 1991 (the "Credit Agreement") between CCFC and Consolidated, providing for a bridge loan and letter of credit facility in the principal amount of up to $230,000,000 to Consolidated in connection with the consummation of the Acquisition Agreement. The closing of the transactions contemplated by the Preferred Stock Purchase

     Agreement, the Credit Agreement and the Acquisition Agreement occurred on December 20, 1991.

     Upon the consummation of the Preferred Stock Purchase Agreement, Consolidated issued to CCFC 25,000 newly issued shares of the Preferred Stock for a purchase price of $50,000,000. The Preferred Stock ranks pari passu with all other classes of preferred stock issued by Consolidated. For the period from the issuance of the Preferred Stock through June 30, 1993, dividends on the Preferred Stock are payable quarterly in cash at a rate of eight percent per annum, and after June 30, 1993, the dividend rate increases to sixteen percent per annum. The Preferred Stock has a stated value of $2,000 per share. The Preferred Stock is nonvoting (except with respect to certain extraordinary transactions) unless cumulative dividends remain unpaid for six consecutive quarters, and it may be redeemed on any dividend payment date on or before June 30, 1993 at the option of Consolidated upon payment of the stated value, plus any accrued dividends. The Preferred Stock Purchase Agreement contains customary representations, warranties and covenants. As the sole shareholder of CCFC, The Coca-Cola Company is deemed to be a beneficial owner of the Preferred Stock held by CCFC. Thus, as a result of the acquisition of 25,000 newly issued shares of the Preferred Stock by CCFC, The Coca-Cola Company now beneficially owns 2,455,033 shares of Common Stock (or approximately 31.3% of the outstanding shares of Common Stock at November 1, 1991), 269,158 shares of Class B Common Stock (or approximately 20% of the outstanding shares of Class B Common Stock at November 1, 1991), and 25,000 shares of the Series B Senior Cumulative Non-Convertible Preferred Stock (representing 100% of the outstanding shares of such series). The Coca-Cola Company beneficially owns shares of Consolidated representing in the aggregate approximately 22.59% of the total voting power of all outstanding capital stock of Consolidated. A copy of the Preferred Stock Purchase Agreement is attached hereto as Exhibit K and is incorporated herein by reference.

     On December l9, 1991, CCFC also executed the Credit Agreement providing for a bridge loan and letter of credit facility made available by CCFC in connection with the acquisition by Consolidated of all of the outstanding shares of common stock of Sunbelt. Under the Credit Agreement, CCFC provided a bridge loan to Consolidated to refinance the existing indebtedness of Sunbelt, to support additional Sunbelt indebtedness, and to pay transaction, transition and severance costs associated with the acquisition of Sunbelt by Consolidated.
     Prior to the acquisition of all of its common stock by Consolidated, Sunbelt had outstanding approximately $280 million in indebtedness, including approximately $8 million in indebtedness to CCFC, which was repaid or supported using the proceeds of the bridge loan by CCFC, the letter of credit facility and the issuance of the Preferred Stock.
     During the period from the closing of the loan through June 30, 1993, interest on the loan is payable every 30 days in arrears at a rate equal to the London Interbank Offered Rate (LIBOR), plus 1%. After
     June 30, 1993, the amount of the spread above the LIBOR rate increases by 1/4% each succeeding quarter up to a maximum of 2% immediately prior to the maturity of the loan on June 30, 1994. Consolidated has the right to repay the loan in whole, or in part in $10,000,000 increments, without penalty or premium at the end of each thirty-day interest period. In addition, Consolidated has the right to repay the loan during any thirty-day interest period if Consolidated compensates CCFC for the losses, damages and expenses of CCFC arising out of such prepayment.
     The Credit Agreement contains customary representations, warranties and covenants, including but not limited to, the representations, warranties and covenants contained in Consolidated's other senior debt agreements and it contains customary events of default. Under the Credit Agreement, Consolidated is obligated to pay a letter of credit fee in an amount equal to 0.25% of the total amount which may be drawn under the letter of credit per annum, and is obligated to pay a facility fee on March 3l, 1992 equal to $1,150,000 and a facility fee on July 1, 1993 equal to $2,300,000.

     Upon the consummation of the Acquisition Agreement, Consolidated purchased all of the outstanding shares of common stock of Sunbelt, and approximately $280 million of existing indebtedness of Sunbelt was refinanced or supported by Consolidated. The Coca-Cola Company and CCA Beverages (Adelaide) Ltd. (formerly known as Diverse Products, Ltd.) ("Adelaide"), an Australian corporation owned indirectly by Coca-Cola Amatil Ltd. ("CCA"), an Australian corporation in which The Coca-Cola Company owns approximately 51% of the outstanding voting stock, together owned shares representing approximately 30% of the total equity and voting power of the capital stock of Sunbelt (with Adelaide owning about 27% of the total equity and voting power of Sunbelt). The Coca-Cola Company and Adelaide received an aggregate of approximately $4,200,000 for the sale of their ownership interest in Sunbelt. Although the Acquisition Agreement contains customary representations and warranties, the representations and warranties by The Coca-Cola Company and Adelaide, except under a few limited circumstances, did not survive the closing.

     The purpose of the acquisition of the Preferred Stock of Consolidated by CCFC was to provide Consolidated with financing in connection with the purchase by Consolidated of all of the outstanding common stock of Sunbelt. Except as discussed herein or as previously disclosed in this Schedule 13D, The Coca-Cola Company does not have any plans or proposals which relate to or would result in:

        (i) The acquisition of additional securities of Consolidated, or the disposition of securities of Consolidated;

        (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Consolidated or any of its subsidiaries;

        (iii) A sale or transfer of a material amount of assets of Consolidated or any of its subsidiaries;

        (iv) Any change in the present Board of Directors or management of Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

        (v) Any material change in the present capitalization or dividend policy of Consolidated;

        (vi) Any other material change in Consolidated's business or corporate structure;

        (vii) Any change in Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Consolidated by any person;

        (viii) Causing a class of securities of Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (ix) A class of equity securities of Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (x) Any action similar to any of those enumerated above.

        However, The Coca-Cola Company at any time may propose any of the foregoing which it considers desirable.


AMENDMENT NO. 8 TO SCHEDULE 13D DATED OCTOBER 30, 1992, FILED WITH THE COMMISSION ON NOVEMBER 2, 1992

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On October 30, 1992, Consolidated redeemed all outstanding shares of its Series B Senior Cumulative Non-Convertible Preferred Stock (the "Preferred Stock") held by CCFC for $50,333,333.30, representing the liquidation value of the Preferred Stock plus accrued and unpaid dividends, in accordance with the terms of the Preferred Stock Purchase Agreement. See Item 6.


AMENDMENT NO. 9 TO SCHEDULE 13D DATED FEBRUARY 8, 1993, FILED WITH THE COMMISSION ON FEBRUARY 9, 1993

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On February 2, 1993, Reid Henson, Vice Chairman of Coca-Cola Bottling Co. Consolidated ("Consolidated" or "CCBCC"), met with Lawrence R. Cowart, Vice President and Director of Business Development for The Coca-Cola Company, to discuss a proposal by CCBCC to combine certain bottling territories controlled by CCBCC and The Coca-Cola Company in a joint venture. During the meeting, CCBCC made a proposal setting forth certain of its business objectives in proposing the joint venture. The proposal was formulated in a document for presentation to senior management of The Coca-Cola Company; a copy of that document is attached as Exhibit N and is incorporated herein by reference.

     Immediately after the meeting, Mr. Cowart contacted members of senior management of The Coca-Cola Company to determine if The Coca-Cola Company would have an interest in discussing a proposed joint venture with CCBCC and was authorized on February 8, 1993 to continue discussing the proposal for a joint venture with Consolidated. There can be no assurance that any discussions between The Coca-Cola Company and CCBCC will lead to a definitive agreement or, if an agreement is reached, that any transaction between The Coca-Cola Company and CCBCC will result. Any agreement or transaction would be subject to Board approvals and any other required corporate action.


AMENDMENT NO. 10 TO SCHEDULE 13D DATED FEBRUARY 26, 1993, FILED WITH THE COMMISSION ON MARCH 3, 1993

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On February 26, 1993, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated executed a letter of intent pursuant to which such companies would form a 50/50 joint venture. A copy of such letter of intent is attached hereto as Exhibit O and is incorporated herein by reference.


AMENDMENT NO. 11 TO SCHEDULE 13D DATED APRIL 27, 1993, FILED WITH THE COMMISSION ON APRIL 28, 1993

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On April 27, 1993, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated executed an amendment to the previously executed letter of intent relating to the formation of a joint venture by the parties for the purpose of acquiring certain bottling territories currently held by the parties. A copy of such amendment is attached hereto as Exhibit P and is incorporated herein by reference.


AMENDMENT NO. 12 TO SCHEDULE 13D DATED JUNE 15, 1993, FILED WITH THE COMMISSION ON JUNE 16, 1993

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On June 15, 1993, The Coca-Cola Company decided to exercise its right to acquire approximately 33,464 shares of Common Stock, par value $1.00 per share, of Coca-Cola Bottling Co. Consolidated pursuant to the Stock Rights and Restrictions Agreement dated as of January 27, 1989, as reflected in the letter from Coca-Cola Bottling Co. Consolidated, dated April 21, 1993. Upon the consummation of such purchase, The Coca-Cola

     Company will own 2,488,497 shares of Common Stock, par value $1.00 per share, representing approximately 31.27% of the Common Stock.

     On June 15, 1993, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated agreed that the previously announced bottling joint venture between the two companies would include the territories of Aiken and Beaufort, South Carolina. The letter of intent between the parties dated April 27, 1993 excluded those two bottling territories from the assets being contributed by Coca-Cola Bottling Co. Consolidated to the joint venture.


AMENDMENT NO. 13 TO SCHEDULE 13D DATED JULY 2, 1993, FILED WITH THE COMMISSION ON JULY 6, 1993

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On July 2, 1993, The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated ("CCBCC") entered into a bottling joint venture pursuant to a Partnership Agreement and a Definition and Adjustment Agreement, copies of which are attached as Exhibit S and Exhibit T, respectively, and are incorporated herein by reference. Each company owns a 50% stake in the joint venture. Under the terms of the joint venture, each party executed a note payable to the joint venture and CCBCC also contributed the Beaufort, Greenville and Wilson bottling territories. The Partnership thereafter purchased additional bottling territories from The Coca-Cola Company and the Hartwell, Abbeville, Anderson, Charleston, Columbia, Greenwood, Hampton, Summerville and Plymouth territories from CCBCC pursuant to the Fayetteville Asset Purchase Agreement, the Palmetto Asset Purchase Agreement and the Affiliated Asset Purchase Agreement, copies of which are attached as Exhibit U,
     Exhibit V and Exhibit W, respectively, and are incorporated herein by reference. The joint venture will be managed by CCBCC.

     The Partnership anticipates the purchase of the Aiken, South
     Carolina territory from CCBCC within the next few months.

     Under the Partnership Agreement, a subsidiary of CCBCC will use its best efforts, subject to the interests of the shareholders of CCBCC, to purchase the entire interest of a subsidiary of The Coca-Cola Company (which holds its interest in the Partnership) in the Partnership for the fair market value thereof during the period between the sixth and eighth anniversaries of July 2, 1993. This proposed purchase is subject to (a) the ability of such subsidiary of CCBCC to obtain financing for the purchase of such interests on terms that are not materially less favorable than any bank financing then available to CCBCC, (b) such transaction will not impair CCBCC's public debt rating, and (c) CCBCC's reasonable, good faith conclusion that such purchase would provide the shareholders of CCBCC with an acceptable return given the resulting risk.

AMENDMENT NO. 14 TO SCHEDULE 13D DATED AUGUST 6, 1993, FILED WITH THE COMMISSION ON AUGUST 11, 1993

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On August 6, 1993, Coca-Cola Bottling Co. Consolidated ("CCBCC") sold certain assets to CCBCC Coca-Cola Bottling Partnership (formerly known as "Carolina Coca-Cola Bottling Partnership") (the "Partnership"), a general partnership owned by The Coca-Cola Company and CCBCC, for a purchase price of approximately $11.1 million, subject to adjustment as set forth in and pursuant to the Aiken Definition and Adjustment Agreement and the Aiken Asset Purchase Agreement, copies of which are attached as Exhibit X and Exhibit Y, respectively, and are incorporated herein by reference.


AMENDMENT NO. 15 TO SCHEDULE 13D DATED JANUARY 17, 1997, FILED
WITH THE COMMISSION ON JANUARY 17, 1997

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     On December 16, 1996, Consolidated announced that it expected to purchase from its stockholders about 508,426 shares of Common Stock pursuant to a Dutch auction self-tender offer. In addition, on January 7, 1997, Consolidated announced that it had purchased 145,260 shares of Common Stock in a private transaction with a single stockholder. Consolidated indicated on January 7, 1997 that following these purchases it has 7,320,609 shares of Common Stock outstanding and 1,319,862 shares of Class B Common Stock outstanding. As a result of these purchases, The Coca-Cola Company now owns approximately 33.99% of the outstanding shares of Common Stock and approximately 20.39% of the outstanding shares of the Class B Common Stock (representing in the aggregate approximately 23.35% of the total votes of all outstanding shares of all classes of capital stock of Consolidated).

     Pursuant to the Stock Rights and Restrictions Agreement, The Coca-Cola Company has agreed that if it (a) owns 30.67% of more of the outstanding shares of common stock of Consolidated (i.e., shares of both Common Stock and Class B Common Stock) or (b) owns 23.59% or more of the total votes of all outstanding shares of all classes of capital stock of Consolidated, it will (x) negotiate in good faith for a sale of the shares of common stock of Consolidated in excess of 29.67% to Consolidated and (y) in any event exchange that number of shares of Class B Common Stock for shares of Common Stock so that it will
     (i) own from 20% to 21% of the outstanding shares of Class B Common Stock and (ii) hold from 22.59% to 23.59% of the total votes of all outstanding shares of all classes of capital stock of Consolidated.

     As a result of the purchases by Consolidated in December 1996 and January 1997, The Coca-Cola Company now owns approximately 31.92% of the total number of outstanding shares of common stock (i.e., shares of both

     Common Stock and Class B Common Stock).  Accordingly, on
     January 17, 1997, The Coca-Cola Company commenced negotiations with Consolidated regarding the repurchase by Consolidated from The Coca-Cola Company of approximately 275,000 shares of Common Stock in accordance with the Stock Rights and Restrictions Agreement. No assurances can be given as to the outcome of such negotiations, the terms of any such repurchase or the timing of any such repurchase.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The following is a chronological list of responses to Item 5 from the original Schedule 13D filing through all amendments, including Amendment No. 15 first filed today.

SCHEDULE 13D DATED MAY 7, 1987, FILED WITH THE COMMISSION ON MAY 18, 1987

     Upon the closing of the transactions contemplated by the Stock Purchase Agreement, The Coca-Cola Company will obtain direct ownership of 1,355,009 shares of Common Stock and 269,183 shares of Class B Common Stock. Such shares will represent 20% of the then outstanding Common Stock and Class B Common Stock, respectively, and in the aggregate will represent 20% of the voting power of all outstanding capital stock of Consolidated. Class B Common Stock may be converted into Common Stock on a share-for-share basis.

     Pursuant to the Voting Agreement, J. Frank Harrison and J. Frank Harrison, III, have agreed to vote their Consolidated shares for the nominee of The Coca-Cola Company for election to the Consolidated Board of Directors and were granted an irrevocable proxy by The Coca-Cola Company with respect to the shares of Class B Common Stock to be beneficially owned by The Coca-Cola Company. The irrevocable proxy also relates to any shares of Common Stock into which The Coca-Cola Company's shares of Class B Common Stock are converted or which are otherwise substituted for such shares of Class B Common Stock. The irrevocable proxy covers voting on the election of directors and any other matters on which holders of Class B Common Stock are entitled to vote, except with respect to any merger, consolidation, sale of substantially all of Consolidated's assets, any other corporate reorganization or other similar corporate transaction involving Consolidated and as a result of which the Harrisons would not exercise voting control of the resulting entity.

     The Coca-Cola Company agreed in the Voting Agreement to support the control of Consolidated by the Harrison family, provided that J. Frank Harrison and/or J. Frank Harrison, III, are/is actively involved in the management of Consolidated. The Voting Agreement provides that The Coca-Cola Company will consider in good faith any proposal that the Harrisons, or either of them, make for the purchase of the shares of Common Stock or Class B Common Stock owned by The Coca-Cola Company, but the Harrisons do not have any legally binding option or right to purchase such shares pursuant to such provision. However, in the event that the existence of disproportionate voting rights in the Class B

     Common Stock causes or would cause a viable market for the Common Stock no longer to exist, as a result of which the holders of Class B Common Stock have surrendered such shares to Consolidated or are no longer able to vote such shares of Class B Common Stock disproportionately, J. Frank Harrison and/or J. Frank Harrison, III shall have the option (assignable to Consolidated) to purchase The Coca-Cola Company's shares of Class B Common Stock for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from the date of the Voting Agreement, after taking into account dividends and other distributions previously received on the Class B Common Stock.

     The Voting Agreement and irrevocable proxy terminate upon the written agreement of the parties, or such time as The Coca-Cola Company is not the beneficial owner of any shares of Common Stock or Class B Common Stock. The irrevocable proxy also terminates at such time as J. Frank Harrison and J. Frank Harrison, III do not collectively vote shares of Common Stock or Class B Common Stock representing in the aggregate at least 15% of the total voting power of all classes of the capital stock of Consolidated.

     The following information, derived from Consolidated's Proxy Statement dated April 8, 1987, is set forth with respect to the beneficial ownership of Common Stock and Class B Common Stock by each of J. Frank Harrison and J. Frank Harrison, III, assuming issuance of the shares of Common Stock and Class B Common Stock to The Coca-Cola Company pursuant to the Stock Purchase Agreement (the table does not include the Purchased Shares in shares beneficially owned or voted by J. Frank Harrison or J. Frank Harrison, III; see above with respect to the Voting Agreement and irrevocable proxy):

                                                            PERCENTAGE
                                     PERCENTAGE    SHARES     OF OUT-
                                         OF          OF      STANDING  PERCENTAGE
                         SHARES OF   OUTSTANDING   CLASS B    CLASS B   OF TOTAL
                          COMMON       COMMON      COMMON     COMMON    VOTING
                           STOCK        STOCK       STOCK      STOCK     POWER(5)
J. Frank Harrison        1,243,315(1)   18.4%     948,582(2)   70.5%     60.0%

J. Frank Harrison, III         403(3)     *       335,988(4)   25.0%      5.9%
---------------------------------
    * Less than l%.

     (1) Includes 530,519 shares held by a trust over which J. Frank Harrison has sole voting power.
     (2) Includes 235,786 shares held by a trust over which J. Frank Harrison has sole voting power.
     (3) Held as custodian for a minor under the North Carolina Uniform Gifts to Minors Act, as to which J. Frank Harrison, III has sole voting power.
     (4) Consists of (i) 99,942 shares held by J. Frank Harrison, III as co-trustee over which he has shared voting and investment power,
          (ii) 235,786 shares held in a trust for the benefit of J. Frank Harrison over which J. Frank Harrison, III has shared investment


                                   - 35 -

          power but over which J. Frank Harrison has sole voting power (such shares are also included above in shares beneficially owned by J. Frank Harrison), and (iii) 260 shares held as custodian for a minor under the North Carolina Uniform Gifts to Minors Act, as to which J. Frank Harrison, III has sole voting and investment power.
     (5) The 235,786 shares held in trust for J. Frank Harrison as to which J. Frank Harrison, III has shared investment power are included only as to J. Frank Harrison for voting purposes.

     Except as set forth above, neither The Coca-Cola Company, nor, to the best of its knowledge, any executive officer or director of The Coca-Cola Company owns or has any right to acquire, directly or indirectly, any Common Stock or has effected any transaction in the Common Stock during the past 60 days.


AMENDMENT NO. 1 TO SCHEDULE 13D DATED JUNE 26, 1987, FILED WITH THE COMMISSION ON JULY 15, 1987

     Item 5 is hereby amended by adding the following:

     The Coca-Cola Company has direct ownership of 1,355,033 shares of Common Stock and 269,158 shares of Class B Common Stock. Such shares represent 20% of the outstanding Common Stock and Class B Common Stock, respectively, and in the aggregate represent 20% of the voting power of all outstanding capital stock of Consolidated.


AMENDMENT NO. 2 TO SCHEDULE 13D DATED DECEMBER 17, 1988, FILED WITH THE COMMISSION ON DECEMBER 22, 1988

        Item 5 is hereby amended by adding the following:

        As described above in Item 4, under the [Shareholder's] Agreement The Coca-Cola Company has a right of first refusal and purchase obligations in certain circumstances with respect to the 712,796 shares of Common Stock and 1,048,524 shares of Class B Common Stock now owned, as well as certain additional shares hereafter acquired, by the Harrisons. The Coca-Cola Company beneficially owns 1,355,033 shares of Common Stock (20% of the outstanding Common Stock) and 269,158 shares of Class B Common Stock (20% of the outstanding Class B Common Stock), representing in the aggregate 20% of the outstanding shareholder vote of Consolidated. As previously disclosed, subject to the amendment disclosed above in Item 4, The Coca-Cola Company has previously granted to
        J. Frank Harrison and/or J. Frank Harrison, III an irrevocable proxy with respect to the shares of Class B Common Stock beneficially owned by The Coca-Cola Company.

        The Coca-Cola Company is also engaged in certain negotiations with Consolidated relating to the proposed acquisition by The Coca-Cola Company of approximately 1,100,000 additional shares of Common Stock in exchange for all of the outstanding shares of capital stock of The Coca-Cola Bottling Company of West Virginia, Inc., plus $2,000,000 in cash and the execution by Consolidated and its subsidiaries of The Coca-Cola Company's 1987 Bottle Contract (which would provide additional pricing flexibility to The Coca-Cola Company) and related agreements, which The Coca-Cola Company anticipates will be a condition to the consummation of any such proposed transaction. While no assurance can be given that the proposed transaction will be consummated in whole or in part, or that if consummated it will be undertaken on the terms set forth above, the Agreement will remain in effect even if the proposed transaction is not consummated.

        If the approximately 1,100,000 additional shares are acquired, the shares of Common Stock and Class B Common Stock of Consolidated owned by The Coca-Cola Company would represent in the aggregate approximately 22.57% of the outstanding shareholder vote of Consolidated and the shares of Common Stock owned by The Coca-Cola Company would represent approximately 31.16% of the outstanding Common Stock (based on the outstanding Common Stock and Class B Common Stock at December 16, 1988).


AMENDMENT NO. 3 TO SCHEDULE 13D DATED DECEMBER 23, 1988, FILED WITH THE COMMISSION ON DECEMBER 27, 1988

       Item 5 is hereby amended by adding the following:

       Upon the closing of the transactions contemplated by the Letter and based upon the number of outstanding shares at December 23, 1988, The Coca-Cola Company will have direct ownership of 2,455,033 shares of Common Stock (approximately 31.16% of the outstanding Common Stock) and 269,158 shares of Class B Common Stock (approximately 20% of the outstanding Class B Common Stock), which in the aggregate represent approximately 22.57% of the voting power of all outstanding capital stock of Consolidated.


AMENDMENT NO. 4 TO SCHEDULE 13D DATED JANUARY 27, 1989, FILED WITH THE COMMISSION ON JANUARY 31, 1989

     Item 5 is hereby amended by adding the following:

        Upon the closing of the transactions provided for in the Acquisition Agreement and based upon the number of outstanding shares at January 27, 1989, The Coca-Cola Company has direct ownership of 2,455,033 shares of Common Stock (approximately 31.32% of the outstanding Common Stock) and 269,158 shares of Class B Common Stock (approximately 20% of the outstanding Class B Common Stock), which in the aggregate represent approximately 22.59% of the voting power of all outstanding capital stock of Consolidated.

AMENDMENT NO. 5 TO SCHEDULE 13D DATED APRIL 18, 1991, FILED WITH THE COMMISSION ON APRIL 19, 1991

     Item 5 is hereby amended by adding the following:

     Peter V. Ueberroth, a director of The Coca-Cola Company, owns, indirectly through a family trust of which he is a co-trustee and beneficiary, 2,000 shares of common stock of the Issuer. He has shared power to vote or direct the vote and shared power to dispose or direct the disposition of this stock.


AMENDMENT NO. 7 TO SCHEDULE 13D DATED DECEMBER 20, 1991, FILED WITH THE COMMISSION ON DECEMBER 23, 1991

     Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

     As a result of the acquisition of 25,000 newly issued shares of the Preferred Stock by CCFC on December 20, 1991, The Coca-Cola Company now beneficially owns 2,455,033 shares of Common Stock (or approximately 31.3% of the outstanding shares of Common Stock at November 1, 1991), 269,158 shares of Class B Common Stock (or approximately 20% of the outstanding shares of Class B Common Stock at November 1, 1991), and 25,000 shares of the Series B Senior Cumulative Non-Convertible Preferred Stock (representing 100% of the outstanding shares of such series). The Coca-Cola Company beneficially owns shares of Consolidated representing in the aggregate approximately 22.59% of the total voting power of all outstanding capital stock of Consolidated.


AMENDMENT NO. 15 TO SCHEDULE 13D DATED JANUARY 17, 1997, FILED
WITH THE COMMISSION ON JANUARY 17, 1997

     Item 5 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

     As a result of the purchase of shares of Common Stock by Consolidated from its stockholders pursuant to a Dutch auction self-tender offer in December 1996 and the purchase by Consolidated of shares of Common Stock in a private transaction with a single stockholder in early January 1997, the percentage ownership represented by the shares of Common Stock and Class B Common Stock beneficially owned by The Coca-Cola Company has increased.

     The Coca-Cola Company now beneficially owns 2,488,497 shares of Common Stock (or approximately 33.99% of the outstanding shares of Common Stock at January 7, 1997), 269,158 shares of Class B Common Stock (or approximately 20.39% of the outstanding shares of Class B Common Stock at January 7, 1997). The Coca-Cola Company beneficially owns shares of Consoldiated representing in the aggregate approximately 23.35% of the total votes of all outstanding shares of all classes of capital stock of Consolidated.

     In accordance with the Stock Rights and Restrictions Agreement, on January 17, 1997, The Coca-Cola Company commenced negotiations with Consolidated regarding the repurchase by Consolidated from The Coca-Cola Company of approximately 275,000 shares of Common Stock. No assurances can be given as to the outcome of such negotiations, the terms of any such repurchase or the timing of any such repurchase. See Item 4 of this Amendment No. 15 to Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following is a chronological list of responses to Item 6 from the original Schedule 13D filing through all amendments, including Amendment No. 15 first filed today.

Item 6 is hereby amended and restated as follows:

     With exception of the Stock Purchase Agreement, as amended, the irrevocable proxies, the Letter, the Acquisition Agreement, the Stock Rights and Restrictions Agreement and the Voting Agreement referred to in Items 3 and 5 above, or as previously disclosed in this
     Schedule 13D, The Coca-Cola Company and, to the best of its knowledge, the persons named in Item 2 or Exhibit A hereto, are not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Consolidated.

     See Items 4 and 5 above with respect to certain contracts, arrangements, understandings and relationships (legal or otherwise) arising pursuant to the Shareholder's Agreement with respect to the securities of Consolidated.

     On October 29, 1992, CCFC received notice pursuant to the Preferred Stock Purchase Agreement that Consolidated was repaying the Preferred Stock held by CCFC. A copy of the notice is attached hereto as Exhibit M. The Preferred Stock was repaid on October 30, 1992.

     On April 23, 1993, The Coca-Cola Company received a letter from Coca-Cola Bottling Co. Consolidated reflecting the right of The Coca-Cola Company to purchase an additional 33,464 shares of Common Stock, par value $1.00 per share, pursuant to the Stock Rights and Restrictions Agreement dated as of January 27, 1989. Such right is a preemptive right existing under the Stock Rights and Restrictions Agreement and was triggered by action of the Board of Directors of Coca-Cola Bottling Co. Consolidated issuing an additional 80,000 shares of Common Stock. A copy of the letter is attached as Exhibit
     Q.  The price for such shares is $20.00 per share.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit A (99) - Directors and Executive Officers of The Coca-Cola
      Company -- filed herewith.

THE FOLLOWING EXHIBITS WERE FILED IN PAPER AS EXHIBITS TO THE RESPECTIVE AMENDMENTS INDICATED BELOW:


SCHEDULE 13D DATED MAY 7, 1987, FILED WITH THE COMMISSION ON MAY 18, 1987 AND AMENDMENT NO. 1 TO SCHEDULE 13D DATED JUNE 26, 1987, FILED WITH THE COMMISSION ON JULY 15, 1987

  Exhibit B - Stock Purchase Agreement dated as of May 7, 1987 between
        The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.

  Exhibit C - Voting Agreement dated May 7, 1987 among The Coca-Cola
        Company, J. Frank Harrison and J. Frank Harrison, III (including form of and executed irrevocable proxy).


AMENDMENT NO. 2 TO SCHEDULE 13D DATED DECEMBER 17, 1988, FILED WITH THE COMMISSION ON DECEMBER 22, 1988

  Exhibit D - Shareholder's Agreement dated as of December 17, 1988 by and among The Coca-Cola Company, J. Frank Harrison, J. Frank Harrison, III and certain trusts.


AMENDMENT NO. 3 TO SCHEDULE 13D DATED DECEMBER 23, 1988, FILED WITH THE COMMISSION ON DECEMBER 27, 1988

   Exhibit E - Letter of Intent dated December 23, 1988 between The
        Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.


AMENDMENT NO. 4 TO SCHEDULE 13D DATED JANUARY 27, 1989, FILED WITH THE COMMISSION ON JANUARY 31, 1989

  Exhibit F - Acquisition Agreement dated January 27, 1989 between
        The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.

  Exhibit G - Stock Rights and Restrictions Agreement dated
        January 27, 1989 between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated.

  Exhibit H - Voting Agreement dated January 27, 1989 among J. Frank
        Harrison, Jr., J. Frank Harrison, III, Reid M. Henson, as
        Co-trustee under certain trusts and The Coca-Cola Company
        (Irrevocable Proxy appears as an exhibit thereto).


AMENDMENT NO. 6 TO SCHEDULE 13D DATED DECEMBER 16, 1991, FILED WITH THE COMMISSION ON DECEMBER 18, 1991

  Exhibit I - Preferred Stock Term Sheet.

  Exhibit J - Loan Term Sheet.

AMENDMENT NO. 7 TO SCHEDULE 13D DATED DECEMBER 20, 1991, FILED WITH THE COMMISSION ON DECEMBER 23, 1991

  Exhibit K - Preferred Stock Purchase Agreement dated as of December 19,
        1991 between Coca-Cola Bottling Co. Consolidated and Coca-Cola Financial Corporation.

  Exhibit L - Credit Agreement dated as of December 19, 1991 between
        Coca-Cola Bottling Co. Consolidated and Coca-Cola Financial
        Corporation.


AMENDMENT NO. 8 TO SCHEDULE 13D DATED OCTOBER 30, 1992, FILED WITH THE COMMISSION ON NOVEMBER 2, 1992

  Exhibit M - Notice of Redemption dated October 29, 1992.


AMENDMENT NO. 9 TO SCHEDULE 13D DATED FEBRUARY 8, 1993, FILED WITH THE COMMISSION ON FEBRUARY 9, 1993

  Exhibit N - CCBCC Concept for Joint Venture in the Carolinas.


AMENDMENT NO. 10 TO SCHEDULE 13D DATED FEBRUARY 26, 1993, FILED WITH THE COMMISSION ON MARCH 3, 1993

  Exhibit O - Letter of Intent dated February 26, 1993 between Coca-Cola
        Bottling Co. Consolidated and The Coca-Cola Company.


AMENDMENT NO. 11 TO SCHEDULE 13D DATED APRIL 27, 1993, FILED WITH THE COMMISSION ON APRIL 28, 1993

  Exhibit P - Amendment to February 26, 1993 Letter of Intent between
        Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company, dated April 27, 1993.

  Exhibit Q - Letter, dated April 21, 1993, from David V. Singer, Vice
        President, Coca-Cola Bottling Co. Consolidated to The Coca-Cola
        Company.


AMENDMENT NO. 12 TO SCHEDULE 13D DATED JUNE 15, 1993, FILED WITH THE COMMISSION ON JUNE 16, 1993

  Exhibit R - Letter, dated June 15, 1993 from Jack L. Stahl, Senior
        Vice President and Chief Financial Officer of The Coca-Cola Company, to David V. Singer, Vice President of Coca-Cola
        Bottling Co. Consolidated.

AMENDMENT NO. 13 TO SCHEDULE 13D DATED JULY 2, 1993, FILED WITH THE COMMISSION ON JULY 6, 1993

  Exhibit S - Partnership Agreement.

  Exhibit T - Definition and Adjustment Agreement.

  Exhibit U - Fayetteville Asset Purchase Agreement.

  Exhibit V - Palmetto Asset Purchase Agreement.

  Exhibit W - Affiliated Asset Purchase Agreement.


AMENDMENT NO. 14 TO SCHEDULE 13D DATED AUGUST 6, 1993, FILED WITH THE COMMISSION ON AUGUST 11, 1993

  Exhibit X - Aiken Definition and Adjustment Agreement.

  Exhibit Y - Aiken Asset Purchase Agreement.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              THE COCA-COLA COMPANY

                              By: /s/ JAMES E. CHESTNUT
                                 James E. Chestnut
                                 Senior Vice President and
                                 Chief Financial Officer

Date: January 17, 1997

                               EXHIBIT INDEX


EXHIBIT                         DESCRIPTION

 A (99) Directors and Executive Officers of The Coca-Cola Company --
        Filed herewith (Amendment No. 15 and Restatement of Form 13D)

  B     Stock Purchase Agreement dated as of May 7, 1987 between The
        Coca-Cola Company and Coca-Cola Bottling Co. Consolidated    --
        incorporated by reference to the same exhibits to Schedule 13D dated May 7, 1987, filed with the Commission on May 18, 1987 and Amendment No. 1 to Schedule 13D dated June 26, 1987, filed in paper with the Commission on July 15, 1987

  C     Voting Agreement dated May 7, 1987 among The Coca-Cola Company,
        J. Frank Harrison and J. Frank Harrison, III (including form of and executed irrevocable proxy) -- incorporated by reference to the same exhibits to Schedule 13D dated May 7, 1987, filed with the Commission on May 18, 1987 and Amendment No. 1 to Schedule 13D dated June 26, 1987, filed in paper with the Commission on July 15, 1987

  D Shareholder's Agreement dated as of December 17, 1988 by and among The Coca-Cola Company, J. Frank Harrison and J. Frank Harrison, III and certain trusts -- incorporated by reference to the same exhibit to Amendment No. 2 to Schedule 13D dated December 17, 1988, filed in paper with the Commission on December 22, 1988

  E Letter of Intent dated December 23, 1988 between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated -- incorporated by reference to the same exhibit to Amendment No. 3 to Schedule 13D dated December 23, 1988, filed in paper with the Commission on December 27, 1988

  F Acquisition Agreement dated January 27, 1989 between The Coca-Cola Company and Coca-Cola Bottling Co. Consolidated -- incorporated by reference to the same exhibit to Amendment No. 4 to Schedule 13D dated January 27, 1989, filed in paper with the Commission on January 31, 1989

  G Stock Rights and Restrictions Agreement dated January 27, 1989 between The Coca-Cola Company and Coca-Cola Bottling Co.
        Consolidated -- incorporated by reference to the same exhibit to Amendment No. 4 to Schedule 13D dated January 27, 1989, filed in paper with the Commission on January 31, 1989

  H Voting Agreement dated January 27, 1989 among J. Frank Harrison, Jr., J. Frank Harrison, III, Reid M. Henson, as Co-trustee under certain trusts and The Coca-Cola Company (Irrevocable Proxy appears as an exhibit thereto) -- incorporated by reference to the same exhibit to Amendment No. 4 to Schedule 13D dated January 27, 1989, filed in paper with the Commission on January 31, 1989

  I Preferred Stock Term Sheet -- incorporated by reference to the same exhibit to Amendment No. 6 to Schedule 13D dated December 16,
        1991, filed in paper with the Commission on December 18, 1991

  J Loan Term Sheet -- incorporated by reference to the same exhibit to Amendment No. 6 to Schedule 13D dated December 16, 1991, filed in paper with the Commission on December 18, 1991

  K Preferred Stock Purchase Agreement dated as of December 19, 1991 between Coca-Cola Bottling Co. Consolidated and Coca-Cola Financial Corporation -- incorporated by reference to the same exhibit to Amendment No. 7 to Schedule 13D dated December 20, 1991, filed in paper with the Commission on December 23, 1991

  L Credit Agreement dated as of December 19, 1991 between Coca-Cola Bottling Co. Consolidated and Coca-Cola Financial Corporation -- incorporated by reference to the same exhibit to Amendment No. 7 to Schedule 13D dated December 20, 1991, filed in paper with the Commission on December 23, 1991

  M Notice of Redemption received from Consolidated on October 29, 1992 -- incorporated by reference to the same exhibit to Amendment No.
        8 to Schedule 13D dated October 30, 1992, filed in paper with the Commission on November 2, 1992

  N CCBCC Concept for Joint Venture in the Carolinas -- incorporated by reference to the same exhibit to Amendment No. 9 to Schedule 13D dated February 8, 1993, filed in paper with the Commission on February 9, 1993

  O Letter of Intent dated February 26, 1993 between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company -- incorporated by reference to the same exhibit to Amendment No. 10 to Schedule 13D dated February 26, 1993, filed in paper with the Commission on March 3, 1993

  P Amendment to February 26, 1993 Letter of Intent between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company, dated
        April 27, 1993 -- incorporated by reference to the same exhibit to Amendment No. 11 to Schedule 13D dated April 27, 1993, filed in paper with the Commission on April 28, 1993

  Q Letter, dated April 21, 1993, from David V. Singer, Vice President, Coca-Cola Bottling Co. Consolidated to The Coca-Cola Company -- incorporated by reference to the same exhibit to Amendment No. 11 to Schedule 13D dated April 27, 1993, filed in paper with the Commission on April 28, 1993

  R Letter dated June 15, 1993 from Jack L. Stahl, Senior Vice President and Chief Financial Officer of The Coca-Cola Company, to David V. Singer, Vice President of Coca-Cola Bottling Co.
        Consolidated -- incorporated by reference to the same exhibit to Amendment No. 12 to Schedule 13D dated June 15, 1993, filed in paper with the Commission on June 16, 1993

  S Partnership Agreement -- incorporated by reference to the same exhibit to Amendment No. 13 to Schedule 13D dated July 2, 1993, filed in paper with the Commission on July 6, 1993

  T Definition and Adjustment Agreement -- incorporated by reference to the same exhibit to Amendment No. 13 to Schedule 13D dated July 2, 1993, filed in paper with the Commission on July 6, 1993

  U Fayetteville Asset Purchase Agreement -- incorporated by reference to the same exhibit to Amendment No. 13 to Schedule 13D dated
        July 2, 1993, filed in paper with the Commission on July 6, 1993

  V Palmetto Asset Purchase Agreement -- incorporated by reference to the same exhibit to Amendment No. 13 to Schedule 13D dated July 2, 1993, filed in paper with the Commission on July 6, 1993

  W Affiliated Asset Purchase Agreement -- incorporated by reference to the same exhibit to Amendment No. 13 to Schedule 13D dated July 2, 1993, filed in paper with the Commission on July 6, 1993

  X Aiken Definition and Adjustment Agreement -- incorporated by reference to the same exhibit to Amendment No. 14 to Schedule 13D dated August 6, 1993, filed in paper with the Commission on August 11, 1993

  Y Aiken Asset Purchase Agreement -- incorporated by reference to the same exhibit to Amendment No. 14 to Schedule 13D dated August 6, 1993, filed in paper with the Commission on August 11, 1993